SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ablynx NV

(Name of Issuer)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

ISIN BE0003877942 (Ordinary Shares)

CUSIP 00372Y105 (American Depositary Shares)

(CUSIP Number)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, rue La Boétie, 75008

Paris, France

Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886F 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANOFI I.R.S. Identification No. 133529324
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,567,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,567,835
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,567,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.60%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed by the Reporting Person (as defined below in Item 2) with respect to the (i) ordinary shares, no nominal value (the “Shares”), of Ablynx NV, a Belgian naamloze vennootschap (the “Company”), which trade on the Euronext Brussels and (ii) ordinary Shares represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder (as amended, the “Deposit Agreement”), which trade on the NASDAQ Global Select Market. The Company’s principal executive offices are located at Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium. The telephone number for the Company is +32 9 262 00 00.

Item 2.	Identity and Background

This Statement is filed by Sanofi, a société anonyme organized under the laws of France (“Offeror” or “Reporting Person”). Offeror’s principal executive office is located at 54, rue La Boétie, 75008, Paris, France and its telephone number at that address is +33 1 53 77 40 00. Offeror is a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Person, is set forth on Schedule I (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, neither the Reporting Person, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Offeror and the Company entered into that certain Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018 (as it may be amended from time to time, the “Heads of Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Under the Heads of Agreement, subject to the satisfaction or waiver of certain conditions, among other things, Offeror agreed to commence a tender offer to purchase all Shares, ADSs, warrants of the Company (“Warrants”) and 3.25% Senior Unsecured Convertible Bonds due on 27 May 2020 issued by the Company on 27 May 2015 in the denomination of €100,000 per bond and listed on the open market Frankfurt MTF (Freiverkehr) (ISIN: BE6278650344) (“Bonds”, and together with the Shares, Warrants and ADSs, the “Securities”) in two separate, but concurrent and related, offers in Belgium (the “Belgian Offer”) and in the U.S. (the “U.S. Offer” and, together with the Belgian Offer, the “Offers”)). The offer price in the Offers is €45.00 per Share and per ADS, net to the seller in cash, without interest (the “Offer Price”). The Offer Price paid to holders of ADSs will be paid in U.S. dollars converted in the manner described in the Offer to Purchase, filed on April 4, 2018 (the “Offer to Purchase”) and will be distributed, net of expenses (including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the American depositary receipt evidencing such tendered ADS, in each case, as contemplated by the Deposit Agreement), to such holders. Each of the Offers provides equivalent consideration for securities tendered, and each of the Offers is on substantially the same terms. Capitalized terms used but not defined in this Statement shall have the meanings assigned to such terms in the Offer to Purchase.

On April 4, 2018, Offeror commenced the (i) U.S. Offer by filing a Tender Offer Statement on Schedule TO announcing Offeror’s offer to purchase up to 100% of the issued and outstanding Shares held by U.S. holders and up to 100% of the Shares represented by outstanding ADSs, from all holders, wherever located, and (ii) Belgian Offer announcing Offeror’s offer to purchase the Warrants and Bonds from all holders, wherever located, and Shares from non-U.S. holders in accordance with the Takeover Act and Chapter II of the Takeover RD (the “Prospectus”). The initial acceptance period of the Offers expired at 5:00 p.m., New York City time, on May 4, 2018.

On May 14, 2018, Offeror announced by filing a Schedule TO-T/A with the U.S. Securities and Exchange Commission (the “SEC”) that it had accepted for payment all Securities that were validly tendered and not properly withdrawn in accordance with the terms of the Offers.

As a result of the expiration of the initial acceptance period of the Offers, Offeror acquired a total of 71,972,994 Shares (including 7,446,312 Shares represented by ADSs), 2,594,841 Warrants and 975 Bonds. The Shares (including Shares represented by ADSs and underlying Warrants) validly tendered and not withdrawn prior to the expiration of the initial acceptance period represent approximately 95.60% of the outstanding Shares on the settlement date of the Offers. Offeror paid an aggregate of €3,355,552,575.00 for the Shares (including Shares represented by ADSs and underlying Warrants) acquired in connection with the Offers.

In accordance with applicable Belgian law, Offeror determined to commence a squeeze-out (“Squeeze-Out”) period on May 22, 2018. U.S. holders of Shares and holders of ADSs who did not previously tender their Shares and/or ADSs into the U.S. Offer may tender their Shares and/or ADSs into the U.S. Offer during the Squeeze-Out period, on the terms and conditions as set forth in the Offer to Purchase, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form. Holders of Shares and/or Bonds who did not previously tender their Shares and/or Bonds into the Belgian Offer may tender their Shares and/or Bonds into the Belgian Offer during the Squeeze-Out period, on the terms and conditions as set forth in the Prospectus.

The consummation of the Offers is not subject to any financing condition. Offeror estimates that the total amount of funds required to consummate the Offers and purchase all of the outstanding Securities subject to the Offers, is approximately €4,000,000,000, including related fees and expenses, which will be funded through available cash or funds borrowed through the Credit Agreement.

Item 4.	Purpose of Transaction

The information set forth under Item 3 of this Statement is incorporated herein by reference. The purpose of the transactions described in this Statement was for Offeror to acquire control of, and ultimately, following the Squeeze-Out period, the entire equity interest in, the Company. The initial acceptance period of the Offers was the first step in the acquisition of the Company and was intended to facilitate the acquisition of all outstanding Securities. Offeror intends to acquire all of the remaining outstanding Shares, ADSs and Bonds not previously tendered prior to the expiration of the initial acceptance period of the Offers as a result of the impending Squeeze-Out. Upon completion of the Offers, the Company will become a subsidiary of Offeror.

The principal rationale behind the Offers is to accelerate the development and maximize the commercial potential of the Company’s ongoing programs and to further leverage the platform with new programs. The acquisition of the Company is expected to significantly broaden Offeror’s specialty care portfolio and its long-term R&D capabilities.

Through the acquisition of the Company, Offeror will be able to utilize Caplacizumab, a first in class, wholly-owned development program for the treatment of aTTP (acquired Thrombotic Thrombocytopenic Purpura, a life-threatening autoimmune blood clotting disorder, which does not currently have an approved therapeutic drug). Access to Caplacizumab, as well as the acquisition of Bioverativ Inc., will allow Offeror to further expand its presence for rare blood disorders.

On May 18, 2018, pursuant to the terms of the Heads of Agreement, the following directors of the Company resigned from the Company board of directors upon settlement (i.e., payment and delivery) of the Securities tendered during the initial acceptance period of the Offers: Russell Greig, William Jenkins, Remi Vermeiren and Hilde Windels. Offeror has nominated the following candidates, each of whom is an executive of Offeror, to replace the resigning directors of the Company: Jérôme Contamine, Dr. John Reed, Robin Kenselaar and Christian Bretin. The appointment of the foregoing candidates is effective as of May 18, 2018 and Jérôme Contamine was appointed Chairman of the board of directors of the Company.

Upon, or as soon as possible after, completion of the Squeeze-Out period, the Company expects to apply for the delisting of the Shares from the Euronext Brussels and to cause the delisting of the ADSs from the NASDAQ Global Select Market and the delisting of the Bonds from the open market Frankfurt MTF (Freiverkehr). In addition, the Company will no longer be required to file reports pursuant to the Exchange Act and the ADS facility will be terminated.

Offeror plans to operate and maintain the Company as a separate legal entity for a duration of at least twenty-four (24) months following consummation of the Offers. Offeror commits to implement and to cause the Company to implement (i) the retention arrangements and (ii) in all material respects, the integration plan, in both circumstances, as set forth in the Heads of Agreement.

All information contained in the sections of the Offer to Purchase entitled “Terms of the U.S. Offer”, “Heads of Agreement; Other Agreements” and “Purpose of the Offers; Plans for the Company” is incorporated herein by reference.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Rule 13d-101.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of May 18, 2018, Offeror was the direct record owner of and may be deemed to have sole voting and sole dispositive power with respect to 74,567,835 Shares, representing approximately 95.60% of the issued and outstanding Shares.

(c) The information set forth under Items 3 and 4 of this Statement is incorporated herein by reference.

On April 4, 2018, Offeror commenced the U.S. Offer. The initial acceptance period of the Offers expired at 5:00 p.m., New York City time, on May 4, 2018.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the U.S. Offer; Past Contacts or Negotiations with the Company” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Heads of Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Title

1.	Tender Offer Statement on Schedule TO, incorporated by reference to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

2.	Heads of Agreement Relating to a Friendly Tender Offer for Ablynx NV, dated January 28, 2018, between Offeror and the Company, incorporated herein by reference to Exhibit (d)(1) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

Exhibit No.	Exhibit Title

3.	Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

4.	Form of Share Acceptance Form, incorporated herein by reference to Exhibit (a)(1)(B) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

5.	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9), incorporated herein by reference to Exhibit (a)(1)(C) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

6.	Form of Share Withdrawal Form, incorporated herein by reference to Exhibit (a)(1)(D) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

7.	Term Facility Agreement, dated January 28, 2018, between Offeror and BNP Paribas Fortis SA/NV, incorporated herein by reference to Exhibit (b)(1) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

8.	Amendment Agreement and Waiver, dated March 29, 2018, between Offeror and BNP Paribas Fortis SA/NV relating to a €4,200,000,000 Term Facility Agreement dated January 28, 2018, incorporated herein by reference to Exhibit (b)(2) to Schedule TO, filed by Offeror with the SEC on April 4, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI

By:	/s/ Karen Linehan
Name:	Karen Linehan
Title:	Executive Vice President and General Counsel
Date:	May 25, 2018

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below. Unless otherwise indicated, the business address of each director and executive officer is Sanofi, 54 rue La Boétie, 75008 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners

Olivier Brandicourt	Chief Executive Officer of Sanofi

Laurent Attal	Director at Sanofi, Vice President General Manager Research and Innovation at L’Oréal

Emmanuel Babeau	Independent Director at Sanofi, Deputy Chief Executive Officer and Chief Financial Officer of Schneider Electric

Bernard Charlès	Independent Director at Sanofi, Vice Chairman of the Board of Directors of Dassault Systèmes SE

Claudie Haigneré	Independent Director

Patrick Kron	Independent Director at Sanofi, Chairman of Truffle Capital

Fabienne Lecorvaisier	Independent Director at Sanofi, Chief Financial Officer and Executive Committee Member of Air Liquide

Melanie Lee (English citizenship)	Independent Director at Sanofi, Chief Scientific Officer at BTG plc

Suet-Fern Lee (Singaporean citizenship)	Independent Director at Sanofi, Managing Director of Morgan Lewis Stamford LLC

Christian Mulliez	Director at Sanofi, Executive Vice President, Chief Financial Officer of L’Oréal

Carole Piwnica (Belgian citizenship)	Independent Director at Sanofi, Founder Director of Naxos UK Ltd

Diane Souza (U.S. citizenship)	Independent Director at Sanofi

Thomas Südhof (German and U.S. citizenship)	Independent Director at Sanofi, Avram Goldstein Professor at the Department of Molecular & Cellular Physiology, Stanford University School of Medicine (United States)

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Marion Palme German citizenship	Director representing employees

Christian Senectaire	Director representing employees

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Olivier Brandicourt	Chief Executive Officer of Sanofi

Dominique Carouge	Executive Vice President, Business Transformation

Olivier Charmeil	Executive Vice President and General Manager, General Medicines and Emerging Markets

Jérôme Contamine	Executive Vice President, Chief Financial Officer

Karen Linehan (U.S. and Irish citizenship)	Executive Vice President, Legal Affairs and General Counsel

David Loew (Swiss citizenship)	Executive Vice President and General Manager of Sanofi Pasteur

Philippe Luscan	Executive Vice President, Global Industrial Affairs

Alan Main (English citizenship)	Executive Vice President, Consumer Healthcare

Muzzammil Mansuri (U.S. and English citizenship)	Executive Vice President, Strategy and Business Development

Ameet Nathwani (English citizenship)	Executive Vice President, Medical Affairs

Stefan Oelrich (German citizenship)	Executive Vice President, Diabetes & Cardiovascular

Roberto Pucci (Italian and Swiss citizenship)	Executive Vice President, Human Resources

Bill Sibold (U.S. and Canadian citizenship)	Executive Vice President, Sanofi Genzyme

Business address: 500 Kendall Street Cambridge, MA 02142

Kathleen Tregoning (U.S. citizenship)	Executive Vice President, External Affairs

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi

Elias Zerhouni (U.S. citizenship)	President, Global Research and Development